UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO (Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

InforMax, Inc.

(Name of Subject Company (Issuer))

Babcock, Inc. (Offeror)

Invitrogen Corporation (Offeror Parent)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45677N205

(CUSIP Number of Class of Securities)

Lyle C. Turner

Chairman, President and Chief Executive Officer
Invitrogen Corporation
1600 Faraday Avenue
Carlsbad, CA 92008
Telephone: (760) 603-7200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jeffrey T. Baglio, Esq.

Marty B. Lorenzo, Esq.
Gray Cary Ware & Freidenrich LLP
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2133
Telephone: (858) 677-1400

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$42,000,000	$3,864

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 26,200,815 shares of the outstanding common stock, par value $0.001 per share, of the Issuer (the “Issuer Company Stock”) and (ii) 4,681,538 shares of Issuer Company Stock issuable upon the exercise of outstanding options having an exercise price less than or equal to the offer price of $1.36 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) and Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.000092% of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Form or Registration No.: Not applicable
Filing Party: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX
EXHIBIT 99.(A)(1)(1)
EXHIBIT 99.(A)(1)(2)
EXHIBIT 99.(A)(1)(3)
EXHIBIT 99.(A)(1)(4)
EXHIBIT 99.(A)(1)(5)
EXHIBIT 99.(A)(1)(6)
EXHIBIT 99.(A)(1)(7)
EXHIBIT 99.(A)(1)(8)
EXHIBIT 99.(D)(1)
EXHIBIT 99.(D)(2)
EXHIBIT 99.(D)(3)

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Babcock, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation (“Invitrogen”), and by Invitrogen. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of InforMax, Inc., a Delaware corporation (“InforMax”), at a purchase price of $1.36 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer is incorporated herein by reference with respect to Items 1-11 of this Schedule TO. The Agreement and Plan of Merger, dated as of October 15, 2002, by and among InforMax, Invitrogen and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Item 5 of this Schedule TO.

Item 12.	Exhibits

Exhibit
Number	Description

(a)(1)(1)	Offer to Purchase, dated October 25, 2002.
(a)(1)(2)	Form of Letter of Transmittal.
(a)(1)(3)	Form of Notice of Guaranteed Delivery.
(a)(1)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(7)	Form W-8BEN and Instructions for same.
(a)(1)(8)	Form of Summary Advertisement, dated October 25, 2002.
(a)(5)(1)	Text of joint press release issued by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(2)	Transcript of joint public conference call hosted by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(3)	Presentation materials from webcast hosted by Invitrogen and InforMax on October 15, 2002.*
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 15, 2002, by and among InforMax, Invitrogen and Purchaser.
(d)(2)	Exclusivity Letter Agreement between Invitrogen and InforMax, dated October 3, 2002 (including letter dated September 25, 2002, containing incorporated provisions).
(d)(3)	Confidentiality Agreement between Invitrogen and InforMax, dated June 25, 2002.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3

      Not applicable.

2

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BABCOCK, INC.

By	/s/ JOHN D. THOMPSON

Name: John D. Thompson
Title: President and Chief Executive Officer

INVITROGEN CORPORATION

By	/s/ LYLE C. TURNER

Name: Lyle C. Turner
Title: President and Chief Executive Officer

Dated: October 25, 2002

3

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(1)	Offer to Purchase, dated October 25, 2002.
(a)(1)(2)	Form of Letter of Transmittal.
(a)(1)(3)	Form of Notice of Guaranteed Delivery.
(a)(1)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(7)	Form W-8BEN and Instructions for same.
(a)(1)(8)	Form of Summary Advertisement, dated October 25, 2002.
(a)(5)(1)	Text of joint press release issued by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(2)	Transcript of joint public conference call hosted by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(3)	Presentation materials from webcast hosted by Invitrogen and InforMax on October 15, 2002.*
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 15, 2002, by and among InforMax, Invitrogen and Purchaser.
(d)(2)	Exclusivity Letter Agreement between Invitrogen and InforMax, dated October 3, 2002 (including letter dated September 25, 2002, containing incorporated provisions).
(d)(3)	Confidentiality Agreement between Invitrogen and InforMax, dated June 25, 2002.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.